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Exhibit 99.3

Re: Consent of Independent Registered Public Accounting Firm

        We consent to use of our reports dated February 16, 2005 with respect to the consolidated financial statements of NOVA Chemicals Corporation for the years ended December 31, 2004, 2003 and 2002, NOVA Chemicals Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of NOVA Chemicals Corporation, included in the Annual Information Form, filed under cover of the Annual Report (Form 40-F) for 2004 with the Securities and Exchange Commission.

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-101793) pertaining to the Employee Savings and Profit Sharing Plan for Canadian Employees, the Director Share Unit Plan, the Deferred Share Unit Plan for Key Employees, the Deferred Share Unit Plan for US Key Employees and the Deferred Share Unit Plan for Non-Employee Directors of NOVA Chemicals Corporation, and the Employee Savings and Profit Sharing Plan for US Employees, the US Savings and Profit Sharing Restoration Plan and the Capital Accumulation Plan of NOVA Chemicals Inc. of our reports dated February 16, 2005 with respect to the consolidated financial statements of NOVA Chemicals Corporation, NOVA Chemicals Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of NOVA Chemicals Corporation, included in the Annual Report (Form 40-F) for the year ended December 31, 2004.

        We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-47673, 333-520, 333-9076 and 333-12910) pertaining to the Employee Incentive Stock Option Plan (1982) of NOVA Chemicals Corporation of our reports dated February 16, 2005 with respect to the consolidated financial statements of NOVA Chemicals Corporation, NOVA Chemicals Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of NOVA Chemicals Corporation, included in the Annual Report (Form 40-F) for the year ended December 31, 2004.

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-9078) pertaining to the Employee Savings and Profit Sharing Plan for Canadian Employees of NOVA Chemicals Corporation of our reports dated February 16, 2005 with respect to the consolidated financial statements of NOVA Chemicals Corporation, NOVA Chemicals Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of NOVA Chemicals Corporation, included in the Annual Report (Form 40-F) for the year ended December 31, 2004.

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-86218) pertaining to the Employee Savings and Profit Sharing Plan for NOVA Chemicals Inc. (formerly Polysar Incorporated) of our reports dated February 16, 2005 with respect to the consolidated financial statements of NOVA Chemicals Corporation, NOVA Chemicals Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of NOVA Chemicals Corporation, included in the Annual Report (Form 40-F) for the year ended December 31, 2004.

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-77308) pertaining to the Director Share Purchase Plan of NOVA Chemicals Corporation of our reports dated February 16, 2005 with respect to the consolidated financial statements of NOVA Chemicals Corporation, NOVA Chemicals Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of NOVA Chemicals Corporation, included in the Annual Report (Form 40-F) for the year ended December 31, 2004.

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-11280) pertaining to the Beaver Valley Hourly Plan of NOVA Chemicals Corporation of our reports dated February 16, 2005 with respect to the consolidated financial statements of NOVA Chemicals Corporation, NOVA Chemicals Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of NOVA Chemicals Corporation, included in the Annual Report (Form 40-F) for the year ended December 31, 2004.

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-109424) pertaining to the Restricted Stock Unit Plan of NOVA Chemicals Corporation of our reports dated February 16, 2005 with respect to the consolidated financial statements of NOVA Chemicals Corporation, NOVA Chemicals Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of NOVA Chemicals Corporation, included in the Annual Report (Form 40-F) for the year ended December 31, 2004.

        We consent to the incorporation by reference in the Registration Statement (Form F-9 No. 333-13824) pertaining to the registration of Debt Securities of NOVA Chemicals Corporation of our reports dated February 16, 2005 with respect to the consolidated financial statements of NOVA Chemicals Corporation, NOVA Chemicals Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of NOVA Chemicals Corporation, included in the Annual Report (Form 40-F) for the year ended December 31, 2004.

Calgary, Canada	Chartered Accountants
March 1, 2005

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Exhibit 99.3
Re: Consent of Independent Registered Public Accounting Firm